7315 East Parkview Avenue

Centennial, Colorado 80111

(303) 912-5327

October 20, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att: Ms. Suzanne Hayes and Ms. Irene Paik

Re:	IASO BioMed, Inc. Amendment No. 3 to Draft Registration Statement Submitted May 2, 2016 CIK NO. 0001662907

Dear Ms. Hayes and Ms. Paik:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 7, 2016 (the “SEC Comment Letter”) regarding the above-referenced Draft Registration Statement, as amended, (the “DRS”) filed by IASO BioMed, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.

Our responses are as follows:

Prospectus Summary

Comment No. 1. Key Risks and Uncertainties, page 10

We note that you have added disclosure in response to our prior comment three that the report of your independent registered public accounting firm indicates that your financial statements have been prepared assuming that you will continue as a going concern in response to our prior comment three. Please revise this statement to indicate that the report of your independent registered public accounting firm has raised substantial doubt about your ability to continue as a going concern.

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see pages 10 and 13.

Prospectus Summary

Risk Factors

Comment No. 2 - We are required to pay certain minimum amounts…, page 18

We note that you have revised this risk factor to disclose minimum royalty payments of $260,000 under the license for your AD Diagnosis Program and $485,000 in the aggregate under the license for your Testosterone Replacement Program. It appears that the amounts disclosed include a royalty payment and the aggregate milestone payments in the aggregate. Please revise your disclosure to disclose the required minimum annual royalty payment and aggregate milestone payments separately.

Securities & Exchange Commission

October 20, 2016

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment No. 3 Research and development, page 36

We note your disclosure that the Research Agreement has a term of one year and does not enumerate specific termination provisions. However, according to Section 9 of the Research Agreement filed as Exhibit 10.2, it appears the term of the agreement is the earlier of two years or until the Research Program has been completed and that the agreement may be terminated without cause by either party upon 30 days’ advance written notice. Please revise your disclosure here and on page 48 to provide such information.

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see pages 35 and 48.

Comment No. 4 – Research and Development, page 62

We note that you have revised your disclosure on page 62 to remove the reference that the Research Agreement covers research for your AD Diagnosis Program. Please expand your disclosure to describe the material terms for any arrangements you have with third parties for the research for your AD Diagnosis Program and file such agreement, if any, as an exhibit to the registration statement.

Response:

The Company supplementally advises the Staff that it has no other arrangements for research for the AD Diagnosis programs with third parties.

Business

Comment No. 5. Technology; Research and Development, page 49

We note your revised disclosure in response to our prior comment 15. Please further revise your disclosure to specify the date on which “Year 1 of Operations” began or will begin.

We have revised the DRS in accordance with the Staff’s comment. Please see page 49.

Should you or others have any questions or would like additional information, please contact Mikhail Hitune, Esq. of Newman & Morrison, LLP, Attention, at (212) 248-1001 or by fax at (212) 202-6055.

Very truly yours,

/s/ Richard M. Schell
Mr. Richard M. Schell
Chief Executive Officer